SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(B)

Sungy Mobile Limited

(Name of Issuer)

Class B Ordinary Shares

(Title of Class of Securities)

86737M100

(CUSIP Number)

December 31, 2013

Date of Event which Requires Filing of This Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 86737M100	Page 2 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS JAFCO Asia Technology Fund III
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares owned by each reporting person with	5	Sole voting power 13,552,715 *
	6	Shared voting power 00
	7	Sole dispositive power 13,552,715 *
	8	Shared dispositive power 00
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person CO

Page 2 of 11 Pages

13G

CUSIP No. 86737M100	Page 3 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS JAFCO Investment (Asia Pacific) Ltd**
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,552,715 *
	6	Shared voting power 00
	7	Sole dispositive power 13,552,715 *
	8	Shared dispositive power 00
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person CO

Page 3 of 11 Pages

13G

CUSIP No. 86737M100	Page 4 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS JAFCO Asia Technology Fund III L.P.**
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,552,715 *
	6	Shared voting power 00
	7	Sole dispositive power 13,552,715 *
	8	Shared dispositive power 00
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person PN

Page 4 of 11 Pages

13G

CUSIP No. 86737M100	Page 5 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS JAFCO Asia Technology Holdings III Limited**
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,552,715 *
	6	Shared voting power 00
	7	Sole dispositive power 13,552,715 *
	8	Shared dispositive power 00
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person CO

Page 5 of 11 Pages

13G

CUSIP No. 86737M100	Page 6 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Yoshiyuki Shibusawa**
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	5	Sole voting power 00
	6	Shared voting power 13,552,715 *
	7	Sole dispositive power 00
	8	Shared dispositive power 13,552,715 *
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person IN

Page 6 of 11 Pages

13G

CUSIP No. 86737M100	Page 7 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Junitsu Uchikata**
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	5	Sole voting power 00
	6	Shared voting power 13,552,715 *
	7	Sole dispositive power 00
	8	Shared dispositive power 13,552,715 *
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person IN

Page 7 of 11 Pages

13G

CUSIP No. 86737M100	Page 8 of 11 Pages

1	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ui Chel Joung**
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Korea
Number of shares beneficially owned by each reporting person with	5	Sole voting power 00
	6	Shared voting power 13,552,715 *
	7	Sole dispositive power 00
	8	Shared dispositive power 13,552,715 *
9	Aggregate amount beneficially owned by each reporting person 13,552,715 *
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.00% (based on the prospectus of the Issuer dated 21 November 2013)
12	Type of reporting person IN

Page 8 of 11 Pages

ITEM 1(A)	NAME OF ISSUER:

Sungy Mobile Limited

ITEM 1(B)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, People’s Republic of China

ITEM 2(A)	NAME OF PERSON FILING:

JAFCO Asia Technology Fund III JAFCO Investment (Asia Pacific) Ltd JAFCO Asia Technology Fund III L.P. JAFCO Asia Technology Holdings III Limited Yoshiyuki Shibusawa Junitsu Uchikata Ui Chel Joung

ITEM 2(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o JAFCO Investment (Asia Pacific) Ltd 10 Marina Boulevard #33-05, Marina Bay Financial Centre Tower 2 Singapore 018983

ITEM 2(C)	CITIZENSHIP:

Cayman Islands (JAFCO Asia Technology Fund III)

Singapore (JAFCO Investment (Asia Pacific) Ltd)

Cayman Islands (JAFCO Asia Technology Fund III L.P.)

Cayman Islands (JAFCO Asia Technology Holdings III Limited)

Japan (Yoshiyuki Shibusawa)

Japan (Junitsu Uchikata)

Republic of Korea (Ui Chel Joung)

ITEM 2(D)	TITLE OF CLASS OF SECURITIES:

Class B Ordinary Shares

ITEM 2(E)	CUSIP NUMBER:

86737M100

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

N/A

Page 9 of 11 Pages

ITEM 4	OWNERSHIP*:

(a) Amount beneficially owned: 13,552,715 Class B Ordinary Shares *.

(b) Percent of class: 7.00% (based on the prospectus of the Issuer dated 21 November 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 13,552,715 Class B Ordinary Shares *.

(ii) Shared power to vote or to direct the vote: 00*.

(iii) Sole power to dispose or to direct the disposition of: 13,552,715 Class B Ordinary Shares *.

(iv) Shared power to dispose or to direct the disposition of: 00*.

*       JAFCO Asia Technology Fund III is wholly owned by JAFCO Asia Technology Fund III L.P.. JAFCO Asia Technology Holdings III Limited, a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd, is the sole general partner of JAFCO Asia Technology Fund III L.P. and controls the voting and investment power over the securities owned by JAFCO Asia Technology Fund III. JAFCO Asia Technology Holdings III Limited has appointed JAFCO Investment (Asia Pacific) Ltd to manage JAFCO Asia Technology Fund III L.P. and voting and investment power over the securities owned by JAFCO Asia Technology Fund III is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. The members of such committees may change from time to time. As at the date of this Schedule 13G, Messrs. Yoshiyuki Shibusawa, Junitsu Uchikata and Ui Chel Joung are members of such investment committee and Messrs. Shibusawa and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund III, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund III, except to the extent of each person’s pecuniary interest therein.

**     The filing of this Schedule 13G shall not be construed as an admission that the reporting/filing person or any of its affiliates is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

N/A

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAFCO Asia Technology Fund III

Date: February 14, 2014
Signature:	/s/ Yoshiyuki Shibusawa
Name/Title:	Yoshiyuki Shibusawa/Director

JAFCO Investment (Asia Pacific) Ltd
(Co. Reg. No. 199001150W)
Date: February 14, 2014

Signature:	/s/ Yoshiyuki Shibusawa
Name/Title:	Yoshiyuki Shibusawa/Director

JAFCO Asia Technology Holdings III Limited, for and on behalf of itself and as the General Partner for and on behalf of JAFCO Asia Technology Fund III L.P.

Date: February 14, 2014

Signature:	/s/ Yoshiyuki Shibusawa
Name/Title:	Yoshiyuki Shibusawa/Director

Yoshiyuki Shibusawa
Date: February 14, 2014

Signature:	/s/ Yoshiyuki Shibusawa

Junitsu Uchikata
Date: February 14, 2014

Signature:	/s/ Junitsu Uchikata

Ui Chel Joung
Date: February 14, 2014

Signature:	/s/ Ui Chel Joung

Page 11 of 11 Pages